

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Michael Rosenberger
President
American Restaurant Concepts, Inc.
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

> **Re: American Restaurant Concepts, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-161792**

Dear Mr. Rosenberger:

    We have reviewed your amended filing and response letter dated July 1, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 3, 2010.

Table of Contents, page 4

1.   Please revise to include page numbers of the various sections or subdivisions of the prospectus. Refer to Item 502(a) of Regulation S-K.

Risk Factors, page 8

General

2.   Please provide a separate risk factor discussing the auditors' determination that there is substantial doubt about your ability to continue as a going concern and the observation in the auditors' report that the financial statements do not include any adjustments that might result from the outcome of that uncertainty. This risk factor should be prominently positioned at the beginning of the risk factors section.

3.   In your response to prior comment 6, you indicate that Mr. Rosenberger intends to devote 30 hours per week to your business, as well as 30 hours per week to Hot Wings Concepts. Please include corresponding risk factor disclosure, alerting investors that Mr. Rosenberger's time may be allocated between your business and another entity. Address any potential conflicts of interest that may result from Mr. Rosenberger's involvement in such other venture. This comment also applies to the business activities of Mr. Shaw, as it appears that he is currently president of Crescent Hill Corporation, a business advisory company. Consider discussing any potential conflicts of interest that may be posed

regarding corporate opportunities that are presented by the existing and prospective business activities of your named executive officers and the company's business.

"We are also exposed to risks from uncertainties both as to potential regulator action and potential adverse market reaction if we are unable to conclude we have effective internal control over financial reporting . . .," page 21

4.   We note that there is uncertainty as to whether you will be able to conclude that your internal controls over financial reporting are effective when you are required to conduct the evaluation. Tell us why you do not also address uncertainties as to future evaluations of effectiveness of disclosure controls and procedures. Consider alerting investors that material adjustments have been made to your previously reported financial statements. Discuss the implications and uncertainties that may result from these restatements as to future assessments of your effectiveness.

Selling Shareholders, page 22

5.   In response to prior comment 5, you state that 12,000 shares were valued at $.25 per share and 246,000 shares were valued at $.30 per share. Please revise to clarify the corresponding share price received in the separate transaction you refer to. Consistent with Item 507 of Regulation S-K identify clearly which shares were acquired for $.25 and those for $.30 per share.

Directors, Executive Officers, Promoters, and Control Persons, page 28

6.   You state that Mr. Shaw was the president of In Touch Parents, Inc., a child protection company, from June 2005 to August 2006. Elsewhere, you state that Mr. Shaw was the president from June 2004 to August 2006. Please reconcile these seemingly conflicting statements.

Description of Business

Food Preparation, Quality Control and Purchasing, page 34

7.   You utilize T. Marzetti Company for the production of your signature sauces. In your response letter, please provide a reasoned analysis of whether you are materially dependent upon this sole source supplier. As applicable, include a risk factor. Tell us whether you have a written agreement with the sole source supplier, in addition to the confidentiality agreement. To the extent you are materially dependent upon any such agreement (such as a supply or other production contract), file that document as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 48

8.   Please revise to mark clearly which column in your table correlates with the applicable footnote disclosure. Please note that the receipt of non-cash compensation as salary or bonus must be disclosed in a separate corresponding footnote to the table. Revise accordingly. Refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

9.   In response to prior comment 5, you indicate that 50,000 shares were issued to each of Messrs. Rosenberger and Shaw as bonus compensation, valued at $76,800; however, it does not appear that you have included these shares in your summary compensation table. Please revise accordingly and ensure to include disclosure applicable to Mr. Shaw, as we note from your disclosure on page 28 that he has served as vice president since October 2008. Refer to Item 402(m)(l)(2)(ii) of Regulation S-K, which requires disclosure of the two most highly compensated executive officers other than the principal executive officer at the end of the last completed fiscal year.

10.   It appears from your loan agreement with Bank of America, filed as Exhibit 10.4 that Rosalie Rosenberger served as a vice president of the company as of October 30, 2008. Please tell us whether Ms. Rosenberger continues to serve as a vice president of the company. Provide us with your analysis as to whether Ms. Rosenberger is deemed an executive officer of the company and whether disclosure responsive to Item 402(n) of Regulation S-K should be included for her.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital, page 44

11.   We note that the report from your independent registered public accounting firm states you have an accumulated deficit of ($788,382) and have maturing a "significant loan due in the fourth quarter of 2010." We further note that you have filed as an exhibit to your registration statement a forbearance agreement with Bank of America in which it appears that you are currently in default under your loan agreement. Please address these liquidity issues in management's discussion and analysis, as well as your business section, to help investors better understand your financial condition. Please note that Item 303(a)(1) of Regulation S-K requires disclosure of any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Discuss what course of action will be taken or that you propose to take to address deficiencies in your liquidity position. Consider including corresponding risk factor disclosure, as appropriate.

12.   We note your disclosure that you "believe that cash flows generated from franchise fees
        and royalties will be sufficient to fund [y]our operating expenses for the next 12 months."
        In view of your working capital deficit of $344,863 as of March 28, 2010 and your
        "substantial concern about [y]our ability to continue as a going concern," as disclosed on
        page F-16, please explain how you reached this conclusion and how your disclosures
        comply with Section IV of SEC Release 33-8350 and FRC 501.03(a).

Financial Statements

General

13.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and
        as applicable update the remainder of the filing accordingly.

Report of Independent Registered Public Accounting Firm, page F-3

14.   We note from you disclosure on page F-17 that you restated your financial statements as
        of and for the year ended December 31, 2008. However the report of your independent
        registered public accounting firm does not include an explanatory paragraph related to the
        restatement. Please tell us how your auditors considered including an explanatory
        paragraph referring to the restatement and the related disclosure in the financial
        statements and how their report complies with the guidance in AU Section 508.18A
        absent this paragraph.

Statements of Operations, page F-5

15.   We note your disclosure on page F-15 that you converted from a Subchapter S-
        corporation to a C-corporation in January 2009. However, you continue to present pro
        forma income tax expense (benefit) for the year ended December 31, 2009 and the
        interim periods ended March 31, 2009 and 2010. Please tell us why you continue to
        present the tax expense or benefit related to these periods on a pro forma basis.

Notes to Financial Statements

Note 10 –Subsequent Events (Unaudited), page F-19

16.   We note that on January 13, 2010, you entered into a settlement agreement with DWG
        Partners whereby the Master License Agreement was rescinded and you agreed to refund
        $250,000 to DWG Partners. We further note that you treated this transaction, which
        resulted in a significant gain to the Company, as a recognized subsequent event for the
        year ended December 27, 2009. Please explain in reasonable detail how you considered
        the guidance of ASC 855-10-25. In this regard, it appears that as of the balance sheet
        date, you had a non-refundable contract in place that was terminated after year end even
        though your disclosure on page F-16 states that the settlement had an effective date of

December 15, 2009. As a result, it is not clear why the event was treated as a recognized subsequent event as opposed to a non-recognized subsequent event.

Exhibit 5

17.   Your legal opinion, dated April 28, 2010, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (678) 840-2126
Robert J. Mottern, Esq.